

May 15, 2014

<u>Via E-mail</u>
Ronald L. Sargent
Chief Executive Officer
Staples, Inc.
500 Staples Drive
Framingham, MA 01702

> **Re:** **Staples, Inc.**
> **Form 10-K for the Fiscal Year Ended February 1, 2014**
> **Filed March 6, 2014**
> **File No. 0-17586**

Dear Mr. Sargent:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page B-1</u>

1. We note your discussion of comparable store sales. Please tell us your consideration of defining a comparable store and definitively stating whether or not online sales are included in the measure.

2. Reference is made to Exhibit 99.1 of Form 8-K filed March 6, 2014 which discloses that nearly half of your sales are generated online. In light of the very material sales generated online, please tell us your consideration of providing separate disclosure and discussion of online sales and related costs. In addition, explain your consideration of further disaggregating to disclose and discuss online sales generated from websites and mobile platforms as well as each reportable segment.

Outlook, page B-1

3. Reference is made to your disclosure of the expected range of first quarter 2014 diluted earnings per share excluding the potential impact on sales or earnings associated with restructuring activities in 2014 and expected fiscal year 2014 free cash flow disclosed in the last paragraph on page B-1. These appear to be non-GAAP measures. Please tell us your consideration of providing disclosure pursuant to Item 10(e)(i)(A)-(D) of Regulation S-K.

Critical Accounting Policies and Significant Estimates, page B-10

Impairment of Goodwill, page B-10

4. Please tell us your consideration of disclosing the percentage by which the fair values of your Australia and China reporting units exceeded carrying values as of the most recent goodwill impairment test.

Item 8. Consolidated Financial Statements, page C-1

Notes to Consolidated Financial Statements, page C-8

Note A – Summary of Significant Accounting Policies, page C-8

Revenue Recognition, page C-10

5. Please tell us your consideration of disclosing your accounting policy for sales returns and allowances and your consideration of including the activity in Schedule II as prescribed by Rule 12-09 of Regulation S-X in accordance with Rule 5-04 of Regulation S-X.

6. We note that delivery sales are recognized at the time of shipment rather than upon delivery to and acceptance by the customer. Please explain why this policy is appropriate referencing authoritative literature. In doing so, please tell us whether your stated shipping terms are FOB shipping point or FOB destination. In addition, please tell us whether your sales agreements contain right of inspection or acceptance provisions. If your sales agreements are silent as to when title passes, please tell us why sales recognition is appropriate upon shipment, rather than upon delivery to and acceptance by the customer. Please also confirm to us supplementally that amounts paid to you by customers for shipping and handling is included in net sales.

Note B – Restructuring Charges, page C-12

7. We note your adjustment in the third quarter of 2013 to reduce the liabilities associated with the 2012 Plan stemming from changes in facts and circumstances. Please explain to

us the specific facts and circumstances occurring that resulted in your adjustment to these liabilities in 2013.   Refer to ASC 420-10-50-1.d.

Note G – Fair Value Measurements, page C-20

8. Please reconcile the derivative liabilities balances as of February 1, 2014 and February 2, 2013 in the tables on page C-20 to Note H.

Note K – Equity Based Employee Benefit Plans, page C-27

9. Please tell us your consideration of disclosing the target number of performance shares included in the 2014 and 2015 tranches. Refer to ASC 718-10-50-2c.

Note L – Pension and Other Post-Retirement Benefit Plans, page C-29

10. Reference is made to the second to last paragraph on page C-34 and the discussion of estimating expected return on plan assets. For purposes of determining the expected return on plan assets, a market-related asset value is used. Market-related asset value is defined as either fair market value or a calculated value. Refer to ASC 715-30-35-51 and the Master Glossary. Please tell us your consideration of disclosing whether you use the fair market value or a calculated value.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding our comments. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief

cc: Michael Williams
        General Counsel